

May 12, 2022

Albert Foreman
Chief Executive Officer
Tuatara Capital Acquisition Corporation
655 Third Avenue, 8th Floor
New York, NY 10017

     Re: Tuatara Capital Acquisition Corporation
        Amendment No. 4 to Registration Statement on Form S-4
        Filed May 11, 2022
        File No. 333-262628

Dear Mr. Foreman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
Why is Tuatara proposing the Notes and Warrants Proposal?, page 20

1. We note your response to prior comment 3 regarding your Convertible Notes Financing's restrictive covenants. You reference that these restrictive covenants may be waived by the noteholder. While you disclose that you currently only have one Notes subscriber, you are soliciting further investors for your convertible notes. Please clarify whether all noteholders must waive any restrictive covenant and if so, your risk factor on page 73 should address the difficulty to obtain such a waiver should there be many noteholders for your Convertible Notes Financing.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 192

2.   We note your revised disclosures in response to prior comment 6 where you state that the pro forma financial statements do not give effect to the Cantor Equity Financing. While the merger is not contingent upon this Agreement, it appears to have been entered into in anticipation of the merger. As such, please revise the pro forma footnotes to include a discussion of the Cantor Equity Financing and the potential impact, including any dilutive effect, should New SpringBig exercise their rights under such Agreement. Refer to Article 11-01(a)(8) of Regulation S-X.

   You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Leonard Kreynin, Esq.